BRAZILIAN AGRIBUSINESS

PERDIGÃO



Wang Wei Chang
Chief Financial Officer

Leopoldo Saboya
Financial and IR Director

World agricultural prices and inflation

(1990 = 100)



Commodity Agricultural Raw Materials Index
Commodity Food Price Index
150
140
130
120
110
100
90
80
70
60
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source: FMI

World agribusiness prices

(Jan 06 = 100)



279
226
146
145
134
280
260
240
220
200
180
160
140
120
100
80
Jan '06 Feb '06 Mar '06 Apr '06 May '06 Jun '06 Jul '06 Aug '06 Sep '06 Oct '06 Nov '06 Dec '06 Jan '07 Feb '07 Mar '07 Apr '07 May '07 Jun '07 Jul '07 Aug '07 Sep '07 Oct '07 Nov '07 Dec '07 Jan '08 Feb '08 Mar '08 Apr '08
Corn
Soy
Chicken
Pork
Beef

Cor and soy – US$/ Bushel - CBOT
Chicken/ Pork/ Beef – US$/Ton - Secex

Low-cost Producer

Brazil is Already an Agribussiness Powerhouse

Market	World Export Ranking	World Production Ranking
Poultry	1st	3rd
Beef	1st	2nd
Pork	4th	4th
Soybeans	2nd	2nd
Corn	3rd	3rd

Source: USDA

Considerations

- Broad area for agribusiness expansion should grant Brazil long-term competitiveness
- Low-cost and large scale producer
- Large producer of corn and soybeans
- Favorable climate conditions
- Vast availability of land
- Strong domestic market with high growth potential
- Integrated and organized structure of production

International Market Opportunity

Brazilian Exports


Brazilian Meat Exports
(thousand tons)
Pork
Poultry
Beef
20.0% CAGR
1,013
6,365
14%
41%
29%
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008*
Aggregate Brazilian Market Share
8%
30%
Brazilian Market Share
Exports (thousand tons)

Source: USDA
*Estimated

World Trade / Consumption Ratio


Constraints
Sanitary issues, barriers and subsidies
Coffee
Orange Juice
Soy Complex
Sugar
Cotton
Wheat
Beef
Corn
Poultry
Pork

Source: USDA, average from 2003 to 2005

World Meat Trade


POUTRY
PORK
BEEF
CAGR = 5.9%
CAGR = 3.4%
CAGR = 6.4%
(millions tons)
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 *

Source: USDA – (April 2008)
* Estimated

Poultry Meat

Market share versus annual growth rate



Exporters
Kuwait
Argentina
Canada
Austria
Thailand
China
EU27
Brazil
USA
Annual Growth Rate
Market Share



Importers
Venezuela
Kuwait
South Africa
EU27
Canada
Mexico
Saudi Arabia
Korea
Hong Kong
Japan
Russia
China
Annual Growth Rate
Market Share

CAGR: 5.5%

Source: USDA / ICONE

Beef

Market share versus annual growth rate



Exporters
USA
Brazil
Uruguay
India
China
Argentina
Australia
Canada
N. Zealand
EU27
Annual Growth Rate
Market Share



Importers
UE27
Hong Kong
Philippines
Korea
Russia
Egypt
USA
Mexico
South Africa
Japan
Canada
Annual Growth Rate
Market Share

CAGR: 3.2%

Source: USDA / ICONE

Pork Meat

Market share versus annual growth rate

Exporters


40%
30%
20%
10%
0%
-10%
-20%
Chile
Brazil
Australia
China
Canada
USA
EU27
Mexico
Korea
Annual Growth Rate
0%
5%
10%
15%
20%
25%
30%
Market Share

Importers


50%
40%
30%
20%
10%
0%
-10%
Ukraine
Australia
Korea
China
Canada
Mexico
Philippines
EU27
Hong Kong
USA
Russia
Japan
Taiwan
Annual Growth Rate
0%
5%
10%
15%
20%
25%
30%
Market Share

CAGR: 6.8%

Source: USDA / ICONE

World meat per capita consumption

Kg/ year

2007*	Beef	Pork	Chicken	Total
Hong Kong	15.3	65.3	38.5	119.1
USA	43.2	28.9	45.0	117.1
Argentina	65.3	-	29.4	94.7
Canada	33.8	26.5	29.8	90.1
Brazil	**37.6**	**12.0**	**37.3**	**86.8**
European Union	18.0	43.6	16.4	78.0
Taiwan	4.5	40.8	29.5	74.8
Mexico	23.3	14.5	28.5	66.3
United Emirates	-	-	66.2	66.2
Australia	35.7	20.6	-	56.3
China	5.9	40.8	8.0	54.7
Russia	16.3	19.9	17.4	53.6
South Korea	10.2	29.6	13.3	53.1
Japan	9.5	19.7	15.0	44.2
Kuwait	-	-	41.9	41.9
Uruguay	40.6	-	-	40.6
South Africa	15.6	-	24.4	40.0
Malasia	-	-	38.0	38.0
Saudi Arabia	-	-	36.9	36.9
New Zealand	30.4	-	-	30.4
Vietnan	-	21.5	-	21.5
Thailand	-	-	13.2	13.2

*2007 - Estimated

Source: USDA - Apr07

World Milk Panorama


THOUSAND TONS
Producers – Fluid Milk
EU-27
India
USA
China
Russia
BRAZIL
Others
8.0%
Exporters – Powdered Milk
New Zealand
EU27
Australia
USA
Argentina
Ukraine
Others
997
997
298
306
112
107
62
61
279
254
0
200
400
600
800
1,000
1,200
10th BRAZIL 40 (2008)
Consumers – Fluid Milk
EU 27
India
USA
China
Russia
BRAZIL
Others
8.0%
Importers – Powdered Milk
Algeria
Indonesia
Mexico
Philippines
China
Russia
Others
174
154
76
60
0
50
100
150
200
250
300
11st BRAZIL 24 (2007)
2008 – Estimated
2007 – Preliminary data
2006

Source: USDA - Apr/09

World Consumption of Dairy Products

Consumption in Selected Countries

Milk

(kg/Per capita/year)		2007
1.º	Ukraine	133,1
2.º	Australia	99,2
3.º	USA	91,1
4.º	New Zealand	89,3
5.º	Russia	84,8
6.º	Canada	83,5
7.º	EU	74,3
8.º	**Brazil**	**70,9**

Cheese

(kg/Per capita/year)		2007
1.º	USA	15,0
2.º	EU	13,6
3.º	Canada	11,0
4.º	Argentina	10,9
5.º	Australia	10,6
6.º	New Zeland	6,9
7.º	Egypt	5,3
10.º	**Brazil**	**2,6**

Powder Milk

(kg/Per capita/year)		2007
1.º	Algeria	7,0
2.º	Australia	3,5
3.º	**Brazil**	**3,3**
4.º	Mexico	3,1
5.º	Argentina	3,1
6.º	EU	2,8
7.º	Taiwan	2,1
8.º	Russia	1,9

- Dairy products are sensitive to income variations
- Brazilian consumers are in the inferior band of income

- Demand increase opportunity with the increase of income

Source: Rabobank / Embrapa/ USDA 2007

Brazilian Competitiveness



Yield (kg/day)
30
25
20
15
10
5
0
USA
Canada
EU27
Australia
Argentina
New Zealand
China
Brazil
(FNP: 5.6)
India
0
20000
40000
60000
80000
100000
120000
140000
Dairy Cattle (thousand heads)

Source: USDA / ICONE

Milk Production in Brazil



(millions tons)
30.0
28.0
26.0
24.0
22.0
CAGR: 3.4%
22.1
22.3
22.6
22.9
23.3
24.3
25.2
26.8
28.9
2000
2001
2002
2003
2004
2005
2006
2007*
2008**

* Estimated
** Preliminary forecast

Source: IBGE / USDA - Nov07

Average milk prices paid to producers


0.80
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.7561
jan feb mar apr may jun jul aug sep oct nov dec
2005
2006
2007
2008

Source: CEPEA; * Scot Consultoria

Supply milk index *versus* Milk prices


R$/liter
0.80
0.70
0.60
0.50
0.40
155
150
145
140
135
130
125
120
115
110
105
100
ICAP-L (Base 100 = june/04)
Jun-04 Aug-04 Oct-04 Dec-04 Feb-05 Apr-05 Jun-05 Aug-05 Oct-05 Dec-05 Feb-06 Apr-06 Jun-06 Aug-06 Oct-06 Dec-06 Feb-07 Apr-07 Jun-07 Aug-07 Oct-07 Dec-07 Feb-08 Apr-08
R$ / liter
ICAP-L

Source: CEPEA – Supply milk index (ICAP-L)



THE COMPANY

Perdigão at a Glance

Perdigão is the largest food company in Brazil ranking among the top players across all segments

Main Businesses and Market Leadership

- Value-added processed foods
  - Frozen processed meats: 36% market share
  - Specialty meats: 26% market share
  - Dairy products: 14% market share
- Margarines
  - 3rd largest in sales
  - 12% market share in volume sold
- In-natura
  - Poultry: 1st producer/ 2nd exporter
  - Pork: 1st producer / exporter
- Milk and Dairy:
  - 2th largest milk buyer
  - 1st UHT milk producer
  - 1st cheese producer
  - 3rd powdered milk producer

Production Assets

- 22 meat processing plants
- 13 processing plants of dairy products
- 1 processing plant of dairy in Argentina
- 1 margarines processing plant
- 3 meat processing plants in Europe

Premier Brands

Perdigão's Plants

Meats



Dairy Products



Breakdown of net sales – 1Q08

THE MOST DIVERSIFIED PRODUCTS PORTFOLIO

By Product


Others
3.4%
Milk
12.7%
Dairy
Products
8.1%
Other
Processed
4.2%
Specialty
Meats
20.1%
Poultry
30.7%
Pork/Beef
7.5%
Elaborated/
Frozen
Products
13.1%

By Market


Exports
44.1%
Domestic
Market
55.9%

* Includes powdered milk

Dominant Market Position with Recognized Brands

Specialty Meat

Market Size: R$12.6 bn (Volume)



26.9%
26.0%
16.4%
9.9%
4.0%
CAGR 95-07: 10.9%
Sadia
Perdigão
Perdigão (1994)
Aurora
Seara

Source: AC Nielsen – Jan-Feb/2009

Main Brands



Frozen

Market Size: R$3.0 bn (Volume)



39.2%
35.9%
8.8%
5.1%
2.9%
CAGR 04-07: 3.6%
Sadia
Perdigão
Perdigão (1994)
Seara
Da Granja

Source: AC Nielsen – Dec/2007-Mar/2009

Main Brands



Dairy

Market Size: R$3.4 bn (Volume)



21,9%
16.5%
13.7%
4.7%
4.9%
CAGR 03-07: 7.1%
Danone/ Paulista
Nestlé
Perdigão
Leco/Vigor
Itambé

Source: AC Nielsen – Dec/2007-Mar/2009

Main Brands



Dominant Market Position with Recognized Brands (cont'd)

Milk

Market Size: 24.7 Mtons (Volume)



9.1%
7.6%
3.9%
3.9%
CAGR 01-06: 2.0%
Perdigão
Parmalat
Milénio
Nilza

Source: Latin Panel (2006)

Main Brands



Margarine

Market Size: R$1.6bn (Volume)



44.1%
33.4%
15.7%
10.9%
05-07: 1.0%
Sadia
Bunge
Perdigão
Others

Source: AC Nielsen – Dec/2007-Mar/2009

Main Brands



Pork

Market Size: 0.6 Mtons Exports (Volume)



22.9%
18,3%
14.5%
11.0%
CAGR 03-08: 5.2%
Perdigão
Sadia
Alibem
Seara

Source: Associação Brasileira da Indústria Produtora e Exportadora de Carne Suína (2007)

Main Products



Poultry

Market Size: 3.3 Mtons Exports (Volume)



23,5%
22,5%
12,0%
8,5%
CAGR 03-07: 12.7%
Sadia
Perdigão
Seara
Frangosul

Source: Associação Brasileira de Produtores e Exportadores de Frango (2007)

Main Products



Outlook

OUTLOOK	PRO FORMA CONSOLIDATED (1) 2008	PERDIGAO COMPANIES GROWTH (2) 2008
TOTAL VOLUMES: *Meat and other processed products (frozen and chilled products)*	13%	39%
DOMESTIC MARKET	15%	40%
EXPORTS	10%	39%
DAIRY PRODUCTS	40%	340%
INVESTMENTS	R$ 0.8 billion	
BREEDING STOCKS INVESTMENTS	R$ 140 million	

(1) Growth forecast for 2008, considering the pro-forma consolidated figures for Perdigão, Eleva and Plusfood in 2007.
(2) Consideing the consolidated growth of Perdigão in 2008 compared to 2007.

The Best Corporate Governance

IR magazine AWARDS

IR MAGAZINE BRAZIL AWARDS 2008

Perdigão – One of the most valuable brand

O PESO DE UMA GRIFE

Evolução do valor das marcas brasileiras – em R$ milhões

ORDEM	MARCAS	SETOR	VALOR MARCA 2006	VALOR MARCA 2007	VAR.
1	BRADESCO	Bancos	7.931	11.034	39.1%
2	ITAÚ	Bancos	7.884	9.052	14.8%
3	BANCO DO BRASIL	Bancos	4.368	7.083	62.2%
4	NATURA	Higiene pessoal	4.098	3.719	-9.3%
5	SKOL	Bebidas	3.224	3.320	3.0%
6	BRAHMA	Bebidas	2.800	2.888	3.1%
7	PETROBRAS	Óleo e gás	2.164	2.774	28.2%
8	ANTARCTICA	Bebidas	1.618	1.945	20.3%
9	UNIBANCO	Bancos	2.093	1.647	-21.3%
10	VALE	Mineração	-	1.214	-
11	LOJAS AMERICANAS	Varejo	1.028	1.084	5.4%
12	PORTO SEGURO	Seguradoras	779	1.035	32.9%
13	PERDIGÃO	Alimentos	741	1.031	39.0%
14	OI	Telecomunicações	-	992	-
15	VIVO	Telecomunicações	-	959	-
16	BOVESPA	Serviços Financeiros	-	957	-
17	GOL	Transporte Aéreo	1.223	929	-24.1%
18	SADIA	Alimentos	795	904	13.7%
19	BM&F	Serviços Financeiros	-	893	-
20	TAM	Transporte Aéreo	1.092	862	-21.0%
21	EMBRAER	Aeronáutico	735	824	12.1%

Source: Isto É Dinheiro Magazine (June/2008)

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